FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               January 17, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit  Description

No. 1    RNS Announcement, re: Application for new shares  dated 17 January 2005


17 January 2005

British Energy Group plc

Application for new shares

Application has today been made for 29,298,286 new ordinary shares of 10 pence each to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange. The shares for which application has been made are in respect of a block listing relating to the potential exercise of the Company's listed warrants. These shares will rank pari passu in all respects with the existing ordinary shares in issue.

Contact:

Andrew Dowler                    020 7831 3113           (Media Enquiries)
John Searles                     01506 408 715           (Investor Relations)



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 17, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations